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                          July 18, 2022

       Tom Adams
       General Counsel
       Rockley Photonics Holdings Ltd
       3rd Floor, 1 Ashley Road
       Altrincham, Cheshire, United Kingdom, WA14 2DT

                                                        Re: Rockley Photonics
Holdings Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed July 11, 2022
                                                            File No. 333-266077

       Dear Mr. Adams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Davina K. Kaile